

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2025

Chris Zuehlsdorff
Chief Executive Officer
Iroquois Valley Farmland REIT, PBC
1720 W Division St
Chicago, IL 60622

      Re: **Iroquois Valley Farmland REIT, PBC**
           Offering Statement on Form 1-A
           Filed June 3, 2025
           File No. 024-12624

Dear Chris Zuehlsdorff:

      This is to advise you that we do not intend to review your offering statement.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Pearlyne Paulemon at 202-551-8714 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Brett Heeger